Exhibit 99.1 - Explanation of Responses


(1) As described in the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on March 22, 2007 with respect to the Issuer's securities, S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"), purchased 1,666,667 shares of Common Stock and warrants to purchase 833,333 shares of Common Stock pursuant to a Securities Purchase Agreement between SAC Associates and the Issuer on March 14, 2007.

(2) SAC Associates directly owns Common Stock of the Issuer and warrants for Common Stock of the Issuer. S.A.C. Capital Advisors, LLC, ("SAC Advisors") and S.A.C. Capital Management, LLC ("SAC Management") are investment managers to SAC Capital Associates. Pursuant to investment management agreements, each of SAC Advisors and SAC Management share all investment and voting power with respect to the securities held by SAC Capital Associates. Steven A. Cohen controls each of SAC Advisors and SAC Management. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's securities held by SAC Capital Associates is reported herein. SAC Advisors, SAC Management and Steven A. Cohen disclaim any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that SAC Advisors, SAC Management or Steven A. Cohen is the beneficial owner of such securities for purposes of
Section 16 or for any other purposes.

(3) The warrants contain certain restrictions on their exercise, including an issuance limitation prohibiting the holder and its affiliates from exercising the warrants to the extent that such exercise would result in the beneficial ownership by such holder and its affiliates of more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares upon exercise of the warrant.